January 6, 2006



Mr. Daniel Blount
Chief Financial Officer
Graphic Packaging Corporation
814 Livingston Court
Marietta, Georgia  30067



	Re:	Graphic Packaging Corporation
		Form 10-K/A2 for Fiscal Year Ended December 31, 2004
      Filed August 9, 2005
		Form 10-Q for Nine Months Ended September 30, 2005
      Filed November 3, 2005
      Response Letter Dated December 22, 2005
		File No. 001-13182



Dear Mr. Blount:

      We have reviewed your filings and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.









Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 5

The Merger, page 5

1. We note that you did not comply with prior comment 1, requesting details of your synergy rate computation. You explain that your measure corresponds to a "...rate of change effected by [the] combined entity that is greater than either separate entity could have individually achieved," although you have provided no support for your assertion in this regard. Since you characterize the measure as a rate of change, you should be in a position to explain how you determined that expenses with continue to decrease at the rate of $72 million each year, when compared to the immediately preceding year. Having also characterized the measure as an improvement, we presume you are making a comparison to your historical operations prior to the acquisition. It should be clear how you have segregated activity associated with operations held prior to the acquisition from those of the business acquired in attributing synergy value to the transaction. Please submit your calculations for review. We reissue prior comment 1.

Credit Agreement EBITDA, page 18

2. We understand that you would prefer not to amend your filing to revise your disclosure of debt covenant information, as requested in prior comment 2. You explain that it may create confusion as the covenant requirements were amended on October 17, 2005. Please submit details of the covenant revisions that you believe would directly impact your disclosure of ratios. Also, in your draft disclosure, please clarify whether the tabulated covenant ratios represent minimums that you must maintain.

Unaudited Condensed Pro Forma Combined Statement of Operations,
page
31

3. We have read your response to prior comment 3, concerning your presentation of pro forma information for the merger completed in August 2003. You indicate that an adjustment of $7 million was made to eliminate the effects of applying purchase accounting, specifically the step-up in basis on inventory acquired, to increase pro forma earnings for such inventory subsequently sold. We believe that disregarding the effects of purchase accounting in compiling your pro forma information, in the manner that you describe, is contrary to the guidance in paragraph 55 of SFAS 141.

If you believe we have misunderstood the facts and circumstances, please submit a schedule showing your purchase price allocation and computation of the eliminating entry. Include a more thorough discussion of your rationale in adjusting for this item.

Financial Statements

Note 12 - Contingencies and Commitments, page 46

4. We note that you did not comply with prior comment 4, as it pertains to the effects of accounting for loss contingencies in your financial statements, and information about reasonably possible loss in excess of the amounts accrued. Please submit a rollforward of all loss contingency accruals, showing increases in the accruals, and decreases for amounts both paid and reversed, individually, in each period (including annual and quarterly periods); and totals at the balance sheet dates. It should be clear how you determined that accruals or reversals were not material to any annual or quarterly period. Also specify the amounts of reasonably possible loss beyond the amounts accrued for all loss contingencies, individually and in the aggregate. Disclose the extent to which your potential environmental liabilities and obligations fall into the categories of remote and reasonably possible loss. We reissue prior comment 4.

Form 10-Q for the Nine Months Ended September 30, 2005

Controls and Procedures, page 29

5. We understand from your response to prior comment 7 that the improvements you reference have materially affected your internal control over financial reporting. We believe that qualifying language attached to either conclusions about the effectiveness of disclosure controls and procedures, or changes in internal control over financial reporting, introduces a level of ambiguity that is undesirable. Under the circumstances, you should remove the "other than/no changes" language, while clarifying that there have been material changes and describing the nature of the changes implemented.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. Daniel Blount
Graphic Packaging Corporation
January 6, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010